As filed with the Securities and Exchange Commission on April 1, 1999
                                        Registration Statement No. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3

                             ----------------------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                                  SEPRACOR INC.
             (Exact Name of Registrant as Specified in Its Charter)

                             ----------------------


              DELAWARE                                   22-2536587
    (State or Other Jurisdiction            (I.R.S. Employer Identification No.)
  of Incorporation or Organization)

                                 111 Locke Drive
                        Marlborough, Massachusetts 01752
                                 (508) 481-6700
                        (Address, Including Zip Code, and
                     Telephone Number, Including Area Code,
                            of Registrant's Principal
                               Executive Offices)

                              Timothy J. Barberich
                             Chief Executive Officer
                                  Sepracor Inc.
                                 111 Locke Drive
                        Marlborough, Massachusetts 01752
                                 (508) 481-6700
                     (Name, Address, Including Zip Code, and
                     Telephone Number, Including Area Code,
                              of Agent For Service)

                             ----------------------

                                    Copy to:

                              Mark G. Borden, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             ----------------------

         Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

          -------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------
                                                                       Proposed
                                                                       Maximum           Proposed
                                                     Amount           Aggregate          Maximum           Amount of
   Title of Each Class of Securities to be            to be             Price           Aggregate        Registration
                 Registered                        Registered          Per Unit       Offering Price        Fee(1)
---------------------------------------------------------------------------------------------------------------------
7% Convertible Subordinated Debentures Due        $300,000,000           100%          $300,000,000         $83,400
2005.........................................
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.10 par value per share......  2,402,402 shares(2)       N/A               N/A                N/A
---------------------------------------------------------------------------------------------------------------------

(1) The shares of Common Stock registered hereunder are issuable upon conversion of the 7% Debentures registered hereunder. Pursuant to Rule 457(i) under the Securities Act, there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the exercise of the conversion privilege.

(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the 7% Debentures registered hereunder by means of adjustment to the conversion price applicable thereto.

     The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                    Subject to Completion, Dated April 1, 1999

Prospectus
                                  Sepracor Inc.

                 $300,000,000 Principal Amount of 7% Convertible
                        Subordinated Debentures Due 2005
                   (Interest payable June 15 and December 15)

                        --------------------------------

                        2,402,402 Shares of Common Stock
                           ($0.10 par value per share)

                              ---------------------

     On December 15, 1998, Sepracor Inc. issued and sold $300,000,000 principal amount of 7% Convertible Subordinated Debentures due 2005 in a private offering. The initial purchasers of the 7% Debentures subsequently transferred their 7% Debentures to various other holders. In connection with the private offering, Sepracor agreed to register the 7% Debentures and the shares of Sepracor common stock into which the 7% Debentures are convertible to facilitate secondary trading by these holders, who we refer to as selling securityholders. This prospectus is part of a registration statement which fulfills that obligation. All securities offered by this prospectus are offered by selling securityholders. The principal terms of the 7% Debentures include the following:

         o  Aggregate Principal Amount:      $300,000,000
         o  Interest Rate:                   7% per year
         o  Maturity Date:                   December 15, 2005, unless earlier redeemed
         o  Conversion Rate:                 $124.875 in principal amount per share of common
                                             stock, for a total of 2,402,402 shares

In addition, at certain times and under certain circumstances the 7% Debentures may be redeemed by Sepracor or by the holders of the 7% Debentures. You can find a more extensive description of the 7% Debentures beginning on page 14.

     The 7% Debentures are not secured and are subordinated to all present and future senior indebtedness of Sepracor. As of December 31, 1998, Sepracor had obligations of approximately $12.4 million that ranked senior to the 7% Debentures. In addition, the 7% Debentures are effectively subordinated to all indebtedness and liabilities of Sepracor. The 7% Debentures do not restrict Sepracor or its subsidiaries from incurring additional debt.

     The 7% Debentures are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. Sepracor's common stock is traded on the Nasdaq National Market under the symbol "SEPR". On March 31, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $112.25 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

     Investing in the 7% Debentures or our common stock involves risks. See "Risk Factors" beginning on page 5.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                 The date of this Prospectus is April __, 1999.

     This prospectus incorporates important business information about Sepracor that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. Please contact Sepracor at 111 Locke Drive, Marlborough, Massachusetts 01752, attention: Chief Financial Officer, 508-481-6700. Also see "Where You Can Find More Information" in this prospectus.

                             ---------------------

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
Sepracor ................................................................... 3
Risk Factors................................................................ 5
Use of Proceeds.............................................................14
Ratio of Earnings to Fixed Charges .........................................14
Description of Debentures...................................................14
Material United States Federal Income Tax Considerations....................28
Selling Securityholders.....................................................35
Plan of Distribution........................................................40
Legal Matters...............................................................42
Experts.....................................................................42
Additional Filings and Company Information .................................42
Where You Can Find More Information.........................................43
Cautionary Statement Concerning Forward-Looking Information.................43



                             ---------------------

                                    Sepracor

     We are a specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely prescribed pharmaceutical compounds. We refer to these improved drugs as Improved Chemical Entities, or ICEs. We select for development widely sold drugs with potential for improved efficacy, reduced side-effects, or both. The existing compounds we seek to improve are referred to as the parent compounds.

     We have focused much of our development efforts on chiral compounds, which account for approximately 500 currently available drugs. Chiral compounds frequently exist as mixtures of mirror image molecules known as isomers. When a chiral compound contains equal amounts of both isomers, it is a racemic mixture, and the two isomers are generally referred to as an S-isomer and an R-isomer. Although these isomers are identical in chemical composition, their three dimensional structures differ and, as a result, they often have different biological activity. For example, sometimes only one isomer of the pair is responsible for a drug's efficacy while the other produces undesirable side effects. We seek to purify racemic mixtures to produce drugs with improved efficacy and/or reduced side effects.

     We also seek to improve existing drugs by developing compounds in their active metabolite form. An active metabolite is a by-product of a drug. Like the different isomers of a chiral drug, the activity of the metabolites and the isomers of metabolites may vary from the activity of the parent compound. By studying active metabolites, we are seeking to produce drugs with new indications, improved efficacy and/or reduced side effects.

     We believe that we may be able to develop our ICEs in less time, at lower cost and at reduced risk than that required for typical drug development. We believe we can reduce:

     o    discovery efforts for our ICEs;

     o the cost and duration of clinical trials if we can rely on preclinical and clinical trial data used in the course of obtaining regulatory approval for the parent drug;

     o the risk that we will not be able to obtain regulatory approval of an ICE, because the FDA has already approved the parent drug; and

     o certain of the marketing risks, due to an existing market for the parent drug.

     We have filed, and expect to continue to file, applications for patents for our ICEs under development. Typically, a parent compound is covered by one or more patents for the chemical composition of the drug. These patents are referred to as composition-of-matter patents. Our patent applications typically cover the use of the single-isomer or active-metabolite forms of a parent compound for specific therapeutic indications. These patents are referred to as method-of-use or use patents. We have a two-part strategy for commercializing our ICEs:

          (1) We are seeking licensing or co-promotion collaborations with major pharmaceutical companies.

          (2) For selected prescription products, we intend to develop a sales force to market ICEs independently.

When licensing or seeking to co-promote our products, we typically seek partners that have marketing and distribution strength in the market served by the drug. Most of the ICEs for which we have obtained use patents or filed patent applications, such as (S)-doxazosin, fexofenadine, (R)-fluoxetine,
(S)-fluoxetine, (S)-lansoprazole, norcisapride, (-)pantoprazole, (S)-zopiclone, and (+)- desmethylsibutramine, are covered by composition-of-matter or other patents or patent applications typically held by third-party drug companies. We may not commercialize an ICE until the expiration of any relevant third-party patent, unless we obtain a license or a court determines the patent is invalid, unenforceable or not infringed.

                             ---------------------

         Sepracor, ICE and Xopenex are trademarks of Sepracor. Other trademarks used in this prospectus are the property of their respective owners.

                                  Risk Factors

     You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, and incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could vary significantly from the results discussed in the forward-looking statements. Some risks that could cause our results to vary are discussed below.

We Have Operating Losses

     We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $93.4 million for the year ended December 31, 1998 and $26.7 million for the year ended December 31, 1997. These net losses include dividends paid on Sepracor's Series B Preferred Stock totaling $150,000 for the year ended December 31, 1998 and $600,000 for the year ended December 31, 1997. We expect to continue to incur losses in future periods.

Many of Our Products are in the Early Stage of Product Development and may not be Developed Successfully

     We are focused on the development of improved versions of widely prescribed pharmaceutical compounds which we refer to as improved chemical entities, or ICEs. Most of our ICEs are still undergoing clinical trials or are at the early stages of development. Our drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with improved characteristics. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

     o    be developed successfully;
     o    be proven safe and efficacious in clinical trials;
     o    offer therapeutic or other improvements over comparable drugs;
     o    meet applicable regulatory standards;
     o be capable of being produced in commercial quantities at acceptable costs; or
     o    be successfully marketed.

There are Uncertainties Involved with Patents

     Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. We have filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications.

     We may not be issued patents in respect of the patent applications already filed or that we file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office, generally known as the PTO, or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents and other proprietary rights. Therefore, any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented.

     Our ability to commercialize successfully any ICE will largely depend upon our ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which we have use patents or patent applications. In each such case, unless we have or obtain a license agreement, we generally may not commercialize the ICE until the expiration of these third-party patents. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor.

     Developing new products and processes is expensive and time consuming. Therefore, it is important for us to obtain patent and trade secret protection for significant new technologies, products and processes. Protection of our proprietary rights from unauthorized third-party use requires that the rights either be covered by valid and enforceable patents or be maintained in confidence as trade secrets. Some of the technology that we use in our products is not covered by any patents or patent applications. In the absence of patent protection, competitors may adversely affect our business by developing independently substantially equivalent technology. This independent development may circumvent any trade secret protection applicable to our products.

We Are Involved in a Patent Interference

     In July 1997, the PTO informed us that it had declared an interference between our use patent on fexofenadine to treat allergic rhinitis and another similar use patent application filed by us, and Hoechst Marion Roussel, Inc.'s use patent application on the anti-histaminic effects of fexofenadine on hepatically impaired patients. The primary objective of a patent interference, which only the PTO can declare, is to determine which party first invented the overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their invention of the overlapping subject matter. The PTO then reviews the evidence and issues a patent in the overlapping subject matter to the party it believes has the earliest legally sufficient date of invention.

     The process to resolve an interference can take many years and the outcome of interferences varies considerably. If we lose the interference, Hoechst Marion Roussel will be issued a U.S. patent for the overlapping subject matter. Further, Hoechst Marion Roussel may not be obligated to pay the milestone or royalty payments called for in the existing agreement in which we license our U.S. patent rights covering fexofenadine to Hoechst Marion Roussel. If we prevail in the interference, we will retain all of our claims in our issued patent. A favorable decision, however, does not ensure meaningful protection of our proprietary rights.

     We are using arbitration to resolve the interference, and the arbitration proceeding is ongoing. The arbitrator may or may not render a decision during the first half of 1999. Once rendered, the arbitrator's decision must be submitted to the PTO for final approval.

There is no Certainty That We will Obtain Government Approvals; The Approval Process is Costly and Lengthy.

     The U.S. Food and Drug Administration, or FDA, and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

     o results of clinical trials may not be consistent with pre-clinical study results;

     o results from later phases of clinical trials may not be consistent with the results from earlier phases; and

     o    products may not be shown to be safe and efficacious.

     The clinical trial and regulatory approval process can take many years and require substantial expenditures. We may not obtain regulatory approval for products on a timely basis, if at all. With respect to certain of our ICEs, we have been able to shorten the regulatory approval process by relying on the parent drug's preclinical and clinical toxicology data already on file with the FDA. However, it is possible that the FDA will not permit us to use this strategy in the future. Accordingly, we may be required to expend significant resources to complete preclinical and clinical studies for our other ICEs which would significantly delay the regulatory approval process.

     Our failure to obtain regulatory approval on a timely basis and any unanticipated significant expenditures on preclinical and clinical studies could adversely affect our financial condition. Even if the FDA grants us regulatory approval of a product, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies.

     If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Risks Due to Our Limited Sales and Marketing Experience

     We currently have very limited sales and marketing experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we expect to license some of them to large pharmaceutical companies and market and sell others through our direct specialty sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market our single isomer form of albuterol, Xopenex(TM), in anticipation of commercial introduction of this drug in 1999. Further, as we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force.

     Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. Further, our sales and marketing efforts may not be successful, and the need to comply with FDA limits on drug product marketing, including limits on claims of comparative safety or efficacy, may inhibit the effectiveness of such marketing. In addition, we will need to enter into co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any such arrangements, and the terms of any such arrangements may not be favorable to us.

Manufacturing Uncertainties

     We currently operate a manufacturing plant that is compliant with current Good Manufacturing Practices that we believe can produce commercial quantities of Xopenex and support the production of our other possible products in amounts needed for our clinical trials. We believe we have the capability, without additional expansion, to scale up our manufacturing processes and manufacture sufficient amounts of the products which may be approved for sale. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we may be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

     We currently have a supply contract with ChiRex Inc. that commits us to purchase through December 31, 2001 all of our annual requirements of those drugs that we will market directly through our specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. Under this supply agreement, however, we retain the right to manufacture commercial quantities of our drugs in our Nova Scotia manufacturing plant.

     We may not successfully scale up our manufacturing processes or maintain current Good Manufacturing Practices compliance. Failure in either respect can lead to refusal by the FDA to approve marketing applications. Failure to maintain current Good Manufacturing Practices compliance may also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

We Will be Exposed to Product Liability Claims and Maintain Product Liability Insurance

     Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. We maintain limited product liability insurance coverage for both the clinical trials and commercialization of our products. It is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that insurance subsequently obtained will not provide adequate coverage against all potential claims. If we are unable to obtain insurance at acceptable costs or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. These liabilities could prevent or interfere with our product commercialization efforts.

We Depend on Collaborative Partners

     Our ability to commercialize certain drugs that we develop is likely to depend significantly on our continued ability to enter into collaborative agreements with pharmaceutical companies to fund all or part of the costs to complete the development of such drugs and to manufacture and/or market such drugs. To date, we have entered into five such collaborative agreements. We have licensed to Hoechst Marion Roussel our U.S. patent rights to fexofenadine, which is marketed by Hoechst Marion Roussel as Allegra(R), and are entitled to receive royalties on all U.S. sales of Allegra when the patent on the parent drug expires. We, however, are currently party to an interference involving Allegra which, if decided against us, could result in the loss of all or substantially all of the royalties to which we are entitled under the license agreement on future sales of Allegra. See " -- We are Involved in a Patent Interference." We have also licensed our worldwide patent rights in desloratadine to Schering-Plough Ltd., pursuant to which we are entitled to receive royalties from Schering-Plough upon the initial sale of the product. We have entered into an agreement with Janssen Pharmaceutical N.V., a wholly owned subsidiary of Johnson & Johnson, with respect to the joint development and co-promotion of norastemizole. We have exclusively licensed our norcisapride rights to Janssen, and are entitled to receive royalties on product sales beginning upon the first commercial sale. These royalties will escalate upon achievement of sales volume milestones. We have exclusively licensed our R-fluoxetine rights to Eli Lilly and Company, and, in addition to up-front license and development milestone payments, are entitled to receive royalties on product sales beginning upon the first commercial sale. This agreement will be effective on the next business day following the expiration or earlier termination of the notice and waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976. Under the HSR Act, we have received a request from the Federal Trade Commission for additional information in connection with the R-fluoxetine agreement. We plan to fully respond to the request and expect the agreement to become effective as soon as the Federal Trade Commission completes its review.

     In each of these collaborative arrangements and, to the extent that we enter into additional collaborative arrangements, we depend upon the efforts of our collaboration partners, and these efforts may not be successful. If any of our collaboration partners were to breach or terminate their agreements with us or fail to perform their obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any delay or termination of this type could have a material, adverse effect on the our financial condition and results of operation. Any failure or inability by us to perform certain of our obligations under a collaborative agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement. We cannot assure you that we will be able to enter into collaborative agreements for ICEs in the future or that the terms of the collaborative agreements, if any, will be favorable to us.

We are Highly Leveraged

     As of December 31, 1998, our total long-term debt was approximately $492.1 million and our stockholders' equity was $4.4 million. Neither the 6 1/4% Debentures nor the 7% Debentures due 2005 restrict our ability or our subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the 6 1/4% Debentures or the 7% Debentures due 2005. Additional indebtedness of Sepracor may rank senior to or pari passu with the 6 1/4% Debentures or the 7% Debentures due 2005 in certain circumstances. See "Description of Debentures." Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. It is possible that we will be unable to meet our debt service requirements on the 6 1/4% Debentures or the 7% Debentures due 2005. Moreover, we may be unable to repay the 6 1/4% Debentures or 7% Debentures due 2005 at maturity or otherwise in accordance with the debt instruments.

We May Need Additional Funds

     We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals and the expansion of our production, sales and marketing capabilities. Historically we have satisfied our funding needs through collaborative arrangements with corporate partners, equity or debt financing. We cannot assure you that these funding sources will be available to us when needed in the future, or, if available, will be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourself. Our cash requirements may vary materially from those now planned because of factors including:

     o    increased research and development expenses
     o    patent developments
     o    relationships with collaborative partners
     o    the FDA regulatory process
     o    our capital requirements

We Face Intense Competition

     We expect to encounter intense competition in the sale of our future products. Our competitors include pharmaceutical companies, biotechnology firms, universities and other research institutions. The fields in which we compete are subject to rapid and substantial technological change. Developments by others may render our products or technologies obsolete or noncompetitive. Many of our competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have.

There Will be Fluctuations in Our Quarterly Operating Results

     Our quarterly operating results are likely to fluctuate significantly. These fluctuations will depend on factors which include:

     o the timing of collaborative agreements for our pharmaceutical development candidates and development costs for those pharmaceuticals

     o    the timing of product sales and market penetration

     o the timing of operating expenses, including marketing expenses and the costs of expanding and maintaining a direct sales force

     o the timing of significant orders for the products of BioSepra Inc., a 64%-owned subsidiary of Sepracor

     o the losses of HemaSure Inc., a 33%-owned subsidiary of Sepracor (as of December 31, 1998), and Versicor Inc., a 22%-owned subsidiary of Sepracor, to the extent we are required to recognize these losses

Year 2000 issue

     The year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculation or system failures. In 1996, we began a comprehensive project, fully supported by senior management, to determine the risks and impacts of the Year 2000, or Y2K, computer problem on our ability to operate into the next century. This plan took into account our status as a pharmaceutical research and development company, and our transition to a fully-developed pharmaceutical company, with research and development, manufacturing, distribution and sales functions. The project relates to the following areas: (i) our internal systems (including information technology systems, such as financial systems, and non-information technology systems, such as telephones and facilities); and (ii) the readiness of our vendors. As an emerging pharmaceutical company, direct customers are not expected to play a critical role in our Y2K analysis. In addition, our products under development will not require Y2K compliance.

     Department managers in every business area participate in the project, under the leadership of a Y2K Project Manager. We began this project in 1996 so as to incorporate Y2K readiness into our business strategy, and to identify and replace non-compliant systems and procedures as part of our normal operating plan and budget.

     Our goal is to be fully Y2K ready, in respect to both our own systems and those of our key vendors and strategic alliance partners, no later than July 1999.

     To date, we have spent $145,000 to retrofit or replace computer-cased systems, which were identified as lacking compliance. This included the migration of all of our desktop computers to an operating status we consider to be Y2K certified, through software upgrades or full system replacements. Our key telecommunications systems were also upgraded and/or replaced. These costs have been minimal due to the fact that Y2K compliance has been a prerequisite to all new systems acquisitions and maintenance upgrades.

     We estimate approximately $400,000 in additional direct costs will be expended to complete our Y2K certification efforts. This funding will be used to contract with an independent testing firm to perform a platform and system review of our IT-based systems. At this time, we also plan to contract with an independent auditor to perform a full review of our compliance efforts, including contingency planning. This funding will also be used to address any system or process replacement requirements that may be identified as these reviews progress.

     Areas that need further attention include vendor compliance certification, which is in progress at this time, and contingency planning. Completion of the vendor compliance certification is impacted by vendors' respective Y2K efforts. We expect to have initial vendor responses completed by April 1999, and will determine what follow-up is required at that time. We rely on third party suppliers and service providers. If these or other third parties experience Year 2000 failures or malfunctions, there could be an adverse impact on our ability to conduct operations, including conducting continued pharmaceutical development efforts and manufacturing pharmaceutical products. We have minimal Year 2000 related contingency plans because we have virtually no legacy systems and because very few potential issues have surfaced to date. A review of these plans will be held once vendor certification is completed.

     Our focus for the coming months will be to determine the exact level of exposure with outside vendors/customers, and to complete independent verification of internal compliance efforts. Based on the activities described above, we do not believe that the Year 2000 problem will have a material adverse effect on our business or results of operations.

The Debentures are Subordinated to Senior Obligations

     The 7% Debentures are not secured by our assets and are subordinate in right of payment to all of our current and future debt that ranks senior to the 7% Debentures, including:

     o all of our indebtedness, whenever created or incurred, that is not made subordinate to or pari passu with the 7% Debentures by the debt instrument;

     o our obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor, in the event of a default by Versicor; and

     o our obligations under a guarantee of up to $5.0 million of indebtedness of HemaSure. See "Description of Debentures."

     At December 31, 1998, the aggregate amount of obligations that rank senior to the 7% Debentures outstanding was approximately $12.4 million and the aggregate amount of our indebtedness that would be pari passu with the 7% Debentures was approximately $189.5 million. The 7% Debentures do not limit the amount of additional indebtedness, including debt ranking senior, that we can create, incur, assume or guarantee. The incurrence of additional indebtedness by us could adversely affect our ability to pay our obligations on the 7% Debentures. In the event of bankruptcy, liquidation, or reorganization or upon acceleration of the 7% Debentures due to an event of default and in certain other events, we will not be able to pay our obligations with respect to 7% Debentures until all our debt ranking senior to the 7% Debentures has been fully repaid. It is possible that there may not be sufficient assets remaining to pay amounts due on any or all of the 7% Debentures then outstanding. See "Description of Debentures."

     Holders of the 7% Debentures are also effectively subordinated to the claims of our subsidiaries' creditors to the extent of the assets of such subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of such subsidiary generally will have the right to be paid in full before any distribution is made to us or the holders of the 7% Debentures. See "Description of Debentures."

     We anticipate that, on occasion, we will incur additional indebtedness, including debt ranking senior, and that we and our subsidiaries will occasionally incur other additional indebtedness and liabilities.

There Are Limitations on Repurchase of the Debentures Upon a Fundamental Change

     In the event of a Fundamental Change, each holder of the 7% Debentures will have the right to require us to repurchase all or some of their 7% Debentures. See page 21 under the heading "Description of Debentures -- Redemption at Option of the Holder." Our ability to repurchase the 7% Debentures upon a Fundamental Change may be limited by the terms of any debt ranking senior to the 7% Debentures and the subordination provisions of the debt instruments. Further, our ability to repurchase 7% Debentures upon a Fundamental Change will depend on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, we may be unable to repurchase the 7% Debentures upon a Fundamental Change. Our failure to repurchase any 7% Debentures upon a Fundamental Change at the request of the holder would constitute an event of default under the 7% Debentures, which could result in the acceleration of our obligation to pay our obligation under the 7% Debentures and all of our other outstanding indebtedness.

     The term "Fundamental Change" means the occurrence of any event in which all or substantially all Sepracor common stock is or will be exchanged for consideration which is not all or substantially all Sepracor common stock listed, or, upon consummation of or immediately following such event which will be listed, on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The Fundamental Change would include a transaction or event which occurs through an:

     o    exchange offer
     o    liquidation
     o    tender offer
     o    consolidation
     o    merger
     o    combination
     o    reclassification
     o    recapitalization

     The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Even though we are required to repurchase the 7% Debentures upon a Fundamental Change, holders still may not be protected in the event of a highly leveraged reorganization, merger or similar transaction involving us. See "Description of Debentures."

Absence of Public Market; Transfer Restrictions

     There is a limited market for the 7% Debentures. We cannot assure you as to the liquidity of any markets that may develop for the 7% Debentures, your ability to sell your 7% Debentures or the price at which you may be able to sell your 7% Debentures. Future trading prices of the 7% Debentures will depend on many factors, including:

     o    prevailing interest rates
     o    our operating results
     o    the price of the Sepracor common stock
     o    the market for similar securities

     The 7% Debentures are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market; however, we do not intend to apply for listing of the 7% Debentures on any securities exchange.

                                 Use Of Proceeds

     All of the 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. Sepracor will not receive any proceeds from the sale of the 7% Debentures or the shares of Sepracor common stock issuable upon conversion of the 7% Debentures.

                       Ratio Of Earnings To Fixed Charges

     We have not recorded earnings for any of the five years ended December 31, 1998 and therefore are unable to cover fixed charges and unable to disclose the ratio of earnings to fixed charges. However, the following table discloses our net loss applicable to common shares and our amount of fixed charges for the periods indicated:


                                                           Year Ended December 31,
                                                           -----------------------
(in thousands)                           1994           1995         1996           1997             1998
                                         ----           ----         ----           ----             ----
Net loss applicable to
common shares(1) ...................   (20,343)      (33,412)       (60,710)       (26,723)        (93,433)
Fixed charges(1)(2) ................        --           565            989            989           1,241

(1) The net loss applicable to common shares and the fixed charges shown have not been adjusted for interest expense on indebtedness of $832, $2,077, $6,140 and $16,969 for the years ended 1994, 1995, 1996, 1997 and 1998 respectively.

(2) Fixed charges consist of the amortization of deferred financing costs relating to the 7% subordinated convertible debentures due 2002, the 6 1/4% subordinated convertible debentures due 2005 and the 7% subordinated convertible debentures due 2005 and accrued dividends on Sepracor's Series B Preferred Stock.

                            Description Of Debentures

     The 7% Debentures were issued under an Indenture dated as of December 15, 1998 between Sepracor and The Chase Manhattan Bank, as Trustee. Registered holders of the 7% Debentures may request copies of the form of Indenture. Registered holders may also request from the Trustee copies of the registration rights agreement between Sepracor and the initial purchasers of the 7% Debentures which relates to the registration under the Securities Act of 1933 of the 7% Debentures and the shares of Common Stock underlying the 7% Debentures. The following description is a summary of the material provisions of the 7% Debentures, the Indenture and the registration rights agreement. It is not a complete description and does not restate those documents either in part or in their entirety. We urge you to read the Global Debenture, the Indenture and the registration rights agreement. The Global Debenture is a 7% Debenture issued in the name of Depository Trust Company which represents the beneficial interests owned by many purchasers of the 7% Debentures. The Global Debenture, the Indenture and the registration rights agreement, and not the following description, define your rights as holders of the 7% Debentures. Copies of the Global Debenture, the Indenture and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus is a part.

Brief Description of the Debentures


     o    Aggregate Principal Amount:
          ---------------------------
          $300,000,000

     o    Interest:
          ---------
          Interest is paid on each June 15 and December 15 through maturity at an annual rate of 7%.

     o    Maturity:
          --------
          The 7% Debentures mature and must be repaid by Sepracor on December 15, 2005. This maturity is subject to any redemptions at the option of either a registered holder or Sepracor.

     o    Subordination:
          -------------
          The 7% Debentures are not secured and are subordinate to all present and future Senior Obligations, as defined below, of Sepracor. The 7% Debentures are effectively subordinated to all indebtedness and liabilities of Sepracor's subsidiaries.

     o    Conversion:
          ----------
          The 7% Debentures are convertible into Sepracor's common stock at any time from now through maturity. The conversion price is $124.875 per share. Conversions are subject to any redemptions at the option of either a registered holder or Sepracor.

     o    Redemption:
          ----------
          By Sepracor. On December 20, 2001, through maturity, the 7% Debentures are redeemable at Sepracor's option. This redemption option may be exercised for some or all of the 7% Debentures, but Sepracor must provide 30 days' prior notice. The redemption price applicable to redemptions by Sepracor ranges between 104% and 100% of the principal amount, plus accrued interest, depending upon how close to maturity the redemption occurs.

          By a Registered Holder. Upon a Fundamental Change, as defined below, each registered holder of 7% Debentures may require Sepracor to redeem its 7% Debentures at 100% of the principal amount, plus accrued interest.

General

     The 7% Debentures represent unsecured general obligations of Sepracor subordinate in right of payment to certain other obligations of Sepracor as described under "Subordination of Debentures" and convertible into Sepracor common stock as described under "Conversion of Debentures." The 7% Debentures rank equally, or pari passu, in right of payment with Sepracor's 6 1/4% convertible subordinated debentures due 2005. The 7% Debentures are limited to $300.0 million aggregate principal amount, have issued only in denominations of $1,000 and integral multiples of $1,000 and will mature on December 15, 2005 unless earlier redeemed at the option of Sepracor or at the option of the holder upon a Fundamental Change.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Obligations, as defined in "Subordination of Debentures" on page 22, or the issuance or repurchase of other outstanding securities of Sepracor. The Indenture contains no covenants or other provisions to afford protection to holders of the 7% Debentures in the event of a highly leveraged transaction or a change in control of Sepracor except to the extent described under "Redemption at Option of the Holder."

     The 7% Debentures bear interest at the annual rate of 7% from December 15, 1998, payable twice per year on June 15 and December 15, beginning on June 15, 1999, to holders of record at the close of business on the preceding May 31 and November 30, respectively, except (a) that the interest payable upon redemption, unless the date of redemption is an interest payment date, will be payable to the person to whom principal is payable and (b) as set forth in the next succeeding sentence. In the case of any 7% Debenture, or portion of a 7% Debenture, which is converted into common stock of Sepracor during the period between a record date for any interest payment date and the next interest payment date (but excluding the record date and the interest payment date) either:

     (1) if such 7% Debenture, or portion of a 7% Debenture, has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a repurchase date, as defined, which occurs during such period, Sepracor shall not be required to pay interest on such interest payment date in respect of any such 7% Debenture, or portion of the 7% Debenture, or

     (2) if otherwise, any 7% Debenture, or portion of a 7% Debenture, submitted for conversion during this period shall be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. See "Conversion of Debentures."

     Interest may, at Sepracor's option, be paid either:

     (1) by check mailed to the address of the person entitled to the interest payment as it appears in the 7% Debenture register, provided that a holder of 7% Debentures with an aggregate principal amount in excess of $2.0 million shall, at the written election of such holder, be paid by wire transfer in immediately available funds, or

     (2) by transfer to an account maintained by such person located in the United States; provided that payments to The Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Form, Denomination and Registration

     The 7% Debentures have issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000.

     Global Debentures, Book-Entry Form. The 7% Debentures were offered and sold solely to "qualified institutional buyers," or QIBs, as defined in Rule 144A under the Securities Act and are currently evidenced by one or more global 7% Debentures, each referred to as a Global Debenture, which have been deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs may hold their interests in the applicable Global Debenture directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.

     QIBs who are not participants in DTC may beneficially own interests in Global Debentures held by DTC only through participants in DTC or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant in DTC, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Debenture, Cede & Co. for all purposes will be considered the sole holder of such Global Debenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form, and will not be considered the holders thereof.

     Payment of interest on and the redemption price or repurchase price of a Global Debenture will be made to Cede & Co., the nominee for DTC, as the registered owner of such Global Debenture by wire transfer of immediately available funds on each interest payment date or redemption date or Repurchase Date, as the case may be. Neither Sepracor, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Sepracor has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a Global Debenture, DTC's practice is to credit the accounts of participants in DTC on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by such Global Debenture as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants in DTC to owners of beneficial interests in the principal amount represented by a Global Debenture held through such participants in DTC will be the responsibility of such participants in DTC, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of participants in DTC, who in turn act on behalf of indirect participants in DTC and certain banks, the ability of a person having a beneficial interest in the principal amount represented by a Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither Sepracor nor the Trustee, or any registrar, paying agent or conversion agent under the Indenture, will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised Sepracor that it will take any action permitted to be taken by a holder of 7% Debentures, including, without limitation, the presentation of 7% Debentures for exchange as described below, only at the direction of one or more participants in DTC to whose account with DTC interests in a Global Debenture are credited, and only in respect of the principal amount of the 7% Debentures represented by such Global Debenture as to which such participant in DTC or participants in DTC has or have given such direction.

     DTC has advised Sepracor as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants in DTC and to facilitate the clearance and settlement of securities transactions between participants in DTC through electronic book-entry changes to the accounts of its participants in DTC, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the 7% Debentures. Certain of such participants in DTC, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant in DTC, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Debentures among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Sepracor within 90 days, Sepracor will cause 7% Debentures to be issued in definitive registered form in exchange for Global Debentures.

     Certificated Debentures. QIBs may request that certificated 7% Debentures be issued in exchange for 7% Debentures represented by a Global Debenture. Furthermore, certificated 7% Debentures may be issued in exchange for 7% Debentures represented by Global Debentures if no successor depositary is appointed by Sepracor as set forth above under "Global Debentures, Book-Entry Form."

     Restrictions on Transfer; Legends. The 7% Debentures will be subject to certain transfer restrictions as described below under "Transfer Restrictions" and certificates evidencing the 7% Debentures will bear a legend to such effect.

Conversion of Debentures

     The holders of 7% Debentures will be entitled at any time after March 10, 1999 through the close of business on the final maturity date of the 7% Debentures, subject to prior redemption, to convert any 7% Debentures or portions thereof, in denominations of $1,000 or multiples of $1,000, into common stock of Sepracor, at a conversion price of $124.875 per share, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any 7% Debentures for interest accrued thereon or for dividends on any Sepracor common stock issued. If any 7% Debentures not called for redemption are converted during the period from, but excluding, a record date for any interest payment date to, but excluding, such interest payment date, such 7% Debentures must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. Sepracor is not required to issue fractional shares of Sepracor common stock upon conversion of 7% Debentures and, instead, will pay a cash adjustment based upon the market price of Sepracor common stock on the last business day prior to the date of conversion.

     In the case of 7% Debentures called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless Sepracor defaults in the payment of the redemption price. A 7% Debenture in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

     The initial conversion price of $124.875 per share of Sepracor common stock is subject to adjustment under formulae as set forth in the Indenture in certain events, including:

     (1) the issuance of Sepracor common stock as a dividend or distribution on the Sepracor common stock,

     (2)  certain subdivisions and combinations of the Sepracor common stock,

     (3) the issuance to all holders of Sepracor common stock of certain rights or warrants to purchase Sepracor common stock,

     (4) the distribution to all holders of Sepracor common stock of capital stock, other than common stock, or evidences of Indebtedness, as defined in the Indenture of Sepracor, or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash,

     (5) distributions consisting of cash, excluding any quarterly cash dividend on the Sepracor common stock to the extent that the aggregate cash dividend per share of Sepracor common stock in any fiscal quarter does not exceed the greater of:

          (a) the amount per share of Sepracor common stock of the next preceding quarterly cash dividend on the Sepracor common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause
               (5), as adjusted to reflect subdivisions or combinations of the Sepracor common stock, and

          (b) 3.75% of the average of the last reported sales price of the Sepracor common stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Sepracor.

          If an adjustment is required to be made as set forth in this clause
          (5) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution,

     (6) payment in respect of a tender offer or exchange offer by Sepracor or any subsidiary of Sepracor for all or any portion of the Sepracor common stock, other than tender offers or exchange offers for less than fifteen percent (15%) of the outstanding shares of common stock of Sepracor, to the extent that the cash and value of any other consideration included in such payment per share of Sepracor common stock exceeds the Current Market Price, as defined in the Indenture, per share of Sepracor common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, and

     (7) payment in respect of a tender offer or exchange offer by a person other than Sepracor or any subsidiary of Sepracor in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Sepracor common stock to more than 25% of the total shares of Sepracor common stock outstanding, and if the cash and value of any other consideration included in such payment per share of Sepracor common stock exceeds the Current Market Price per share of Sepracor common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (7) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause Sepracor to engage in a consolidation or merger of Sepracor or a sale of all or substantially all of Sepracor's assets and such consolidation, merger or sale is consummated within twelve
          (12) months of the closing of the offer.

     In the case of:

     (1)  any reclassification of the Sepracor common stock or

     (2) a consolidation, merger or combination involving Sepracor or a sale or conveyance to another person of the property and assets of Sepracor as an entirety or substantially as an entirety,

in each case as a result of which holders of Sepracor common stock shall be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for such Sepracor common stock, the holders of the 7% Debentures then outstanding will generally be entitled thereafter to convert such 7% Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such 7% Debentures been converted into Sepracor common stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of 7% Debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to holders of Sepracor common stock or in certain other circumstances requiring conversion price adjustments, the holders of 7% Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Sepracor common stock. See "Certain United States Federal Income Tax Considerations" below.

     Sepracor from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case Sepracor shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of Sepracor, which determination shall be conclusive. Sepracor may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Sepracor common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Sepracor common stock or any securities convertible into or exchangeable for Sepracor common stock or carrying the right to purchase any of the foregoing.

Optional Redemption by Sepracor

     The 7% Debentures are not entitled to any sinking fund, which means that Sepracor is not required to set aside in a custodial account funds to redeem the 7% Debentures. At any time on or after December 20, 2001, the 7% Debentures will be redeemable at Sepracor's option on at least 30 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

     If redeemed during the period beginning December 20, 2001 and ending on December 14, 2002 at a redemption price of 104%, and if redeemed during the 12-month period beginning December 15:

                                                                      Redemption
Year                                                                    Price
----                                                            --------------------
2002..........................................................          103%
2003..........................................................          102
2004..........................................................          101

and 100% at December 15, 2005, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the 7% Debentures being redeemed.

     If less than all of the outstanding 7% Debentures are to be redeemed, the Trustee shall select the 7% Debentures to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's 7% Debentures is selected for partial redemption and such holder converts a portion of such 7% Debentures, such converted portion shall be deemed to be of the portion selected for redemption.

     The Trustee shall not redeem any 7% Debentures or mail any notice of optional redemption during the continuance of a default in payment of interest or premium on the 7% Debentures or of certain other Events of Default of which the Trustee has actual knowledge.

Redemption at Option of the Holder

     If a Fundamental Change occurs at any time prior to December 15, 2005, each holder of 7% Debentures shall have the right, at the holder's option, to require Sepracor to redeem any or all of such holder's 7% Debentures on the date (the "Repurchase Date") that is 30 days after the date of Sepracor's notice of such Fundamental Change. The 7% Debentures will be redeemable in multiples of $1,000 principal amount.

     Sepracor shall redeem such 7% Debentures at a price equal to 100% of the principal amount to be redeemed plus accrued interest to, but excluding, the date of redemption; provided that, if such Repurchase Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the 7% Debentures on the relevant record date.

     Sepracor is required to mail to all holders of record of the 7% Debentures a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result of any Fundamental Change on or before the tenth day after the occurrence of such Fundamental Change. Sepracor is also required to deliver to the Trustee a copy of such notice. To exercise the redemption right, a holder of 7% Debentures must deliver, on or before the 30th day after the date of Sepracor's notice of a Fundamental Change, written notice of the holder's exercise of such right, together with the 7% Debentures to be so redeemed, duly endorsed for transfer, to Sepracor, or an agent designated by Sepracor for such purpose. Payment for 7% Debentures properly surrendered for redemption, and not withdrawn, will be made promptly following the Repurchase Date.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Sepracor common stock is or will be exchanged for, be converted into, be acquired for, or constitute in all material respects solely the right to receive, consideration which is not all or substantially all Sepracor common stock listed, or, upon consummation of or immediately following such transaction or event which will be listed, on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The Fundamental Change would include a transaction or event which occurs through an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise.

     Sepracor will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of 7% Debentures in the event of a Fundamental Change.

     The redemption rights of the holders of 7% Debentures could discourage a potential acquiror of Sepracor. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of Sepracor by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     The term "Fundamental Change" is limited to certain specified transactions and, accordingly Sepracor could, in the future, enter into other transactions, including certain recapitalizations of Sepracor, that would not constitute a Fundamental Change, but that would increase the amount of Senior Obligations outstanding at such time or otherwise adversely affect the financial condition of Sepracor. In addition, the payment of the Fundamental Change redemption price on the 7% Debentures may be subordinated to the prior payment of Senior Obligations as described under "Subordination of Debentures" below. There are no restrictions in the Indenture on the creation of additional Senior Obligations or other indebtedness. Under certain circumstances, the incurrence of additional indebtedness could have an adverse effect on Sepracor's ability to service its indebtedness, including the 7% Debentures. A default of Sepracor on its obligations to pay the Fundamental redemption price could result in acceleration of the payment of other indebtedness of Sepracor at the time outstanding pursuant to cross-default provisions. Sepracor's failure to redeem tendered 7% Debentures in connection with a Fundamental Change would in any event constitute an Event of Default, as defined below under "Event of Default; Notice and Waiver" on page 26, under the Indenture. If a Fundamental Change were to occur, there can be no assurance that Sepracor would have sufficient funds to pay the redemption price for all the 7% Debentures tendered by the holders thereof. Further, the ability of Sepracor to repurchase 7% Debentures upon a Fundamental Change will be dependent on compliance with applicable laws.

Subordination of Debentures

     The Indebtedness evidenced by the 7% Debentures is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Obligations of Sepracor and in effect is equal in right of payment with Sepracor's 6 1/4% convertible subordinated debentures due 2005. The 7% Debentures also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of Sepracor's subsidiaries.

     Upon any distribution of assets of Sepracor as a result of any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest, including liquidated damages, if any, on the 7% Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Obligations. In the event of any acceleration of the 7% Debentures because of an Event of Default, the holders of any Senior Obligations then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Obligations before the holders of the 7% Debentures are entitled to receive any payment or distribution in respect thereof. The Indenture will require that Sepracor promptly notify holders of Senior Obligations if payment of the 7% Debentures is accelerated because of an Event of Default.

     Sepracor also may not make any payment upon or in respect of the 7% Debentures, including upon redemption at the option of the holder of any 7% Debenture or at the option of Sepracor, if:

     (1) A default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing. This is called a Payment Default.

     (2) Any other default occurs and is continuing with respect to certain Senior Obligations, referred to as Designated Senior Obligations, that permits a holder of the Designated Senior Obligation as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default, referred to as a payment blockage notice, from Sepracor or other person permitted to give such notice under the Indenture. This is called a Non-Payment Default.

     Payments on the 7% Debentures may and shall be resumed:

     (1) in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

     (2) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee if the maturity of such Designated Senior Obligations has not been accelerated and no Payment Default with respect to any Senior Obligations has occurred which has not been cured or waived or ceases to exist (in which case clause (1) shall apply.

     No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice.

     Notwithstanding the foregoing, in the event that the or any holder of the 7% Debentures receives any payment or distribution of assets of Sepracor of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the 7% Debentures before all Senior Obligations are paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Obligations or their representatives to the extent necessary to make payment in full of all Senior Obligations remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the benefit of the holders of Senior Obligations.

     By reason of the subordination provisions described above, in the event of Sepracor's bankruptcy, dissolution or reorganization, holders of Senior Obligations may receive more, ratably, and holders of the 7% Debentures may receive less, ratably, than the other creditors of Sepracor. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Obligations" means

     o    the principal of,

     o    the premium, if any,

     o the interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding,

     o    the rent payable on or in connection with, and

     o all fees, costs, expenses and other amounts accrued or due on or in connection with,

Indebtedness of Sepracor, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Sepracor (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the 7% Debentures or expressly provides that such Indebtedness is pari passu or junior to the 7% Debentures. Notwithstanding the foregoing, the term Senior Obligations shall not include Sepracor's 6 1/4% convertible subordinated debentures due 2005 or any Indebtedness of Sepracor to any subsidiary of Sepracor, a majority of the voting stock of which is owned, directly or indirectly, by Sepracor.

     The term "Indebtedness" means, with respect to any Person (as defined in the Indenture) and without duplication:

     (1) all indebtedness, obligations and other liabilities, contingent or otherwise, of such Person for borrowed money, including obligations of Sepracor in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, and all commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to such Person, or evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

     (2) all reimbursement obligations and other liabilities, contingent or otherwise, of such Person with respect to letters of credit, bank guarantees or bankers' acceptances,

     (3) all obligations and liabilities, contingent or otherwise, in respect of leases of real or personal property or other assets of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property,

     (4) all obligations of such Person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

     (5) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities, contingent or otherwise, of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (1) through (4),

     (6)  any indebtedness or other obligations described in clauses (1) through
          (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person, and

     (7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through
          (6).

     The term "Designated Senior Obligations" means:

     o Senior Obligations under Sepracor's existing revolving credit facility,

     o Sepracor's obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor in the event of a default thereof by Versicor,

     o Sepracor's guarantee of repayment by HemaSure of amounts borrowed under a $5.0 million revolving line of credit with a commercial bank,

     o or any other Senior Obligations in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which Sepracor is a party, expressly provides that such Senior Obligations shall be "Designated Senior Obligations" for purposes of the Indenture;

provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Obligations.

     The 7% Debentures are effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of Sepracor's subsidiaries. Any right of Sepracor to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the 7% Debentures to participate in these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Sepracor is itself recognized as a creditor of such subsidiary, in which case the claims of Sepracor would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Sepracor.

     Sepracor's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the 7% Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to Sepracor by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, Sepracor may be unable to gain access to the cash flow or assets of its subsidiaries.

     Sepracor has approximately $189.5 million in aggregate principal amount of 6 1/4% convertible subordinated debentures due 2005, and, as of December 31, 1998, Sepracor had approximately $12.4 million of Senior Obligations. The Indenture does not limit the amount of additional indebtedness, including Senior Obligations, which Sepracor can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

     Sepracor is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the 7% Debentures. The Trustee's claims for such payments will generally be senior to those of the holders of the 7% Debentures in respect of all funds collected or held by the Trustee.

Events of Default; Notice and Waiver

     An Event of Default is defined in the Indenture as being:

     (1) default in payment of the principal of or premium, if any, upon redemption or otherwise, on the 7% Debentures, whether or not such payment is permitted to be made under the subordination provisions described above,

     (2) default for 30 days in payment of any installment of interest, including Liquidated Damages, if any, on the 7% Debentures, whether or not such payment is permitted to be made under the subordination provisions described above,

     (3) default by Sepracor for 60 days after notice in the observance or performance of any other covenants in the 7% Debentures or the Indenture, or

     (4) certain events involving bankruptcy, insolvency or reorganization of Sepracor or any of its Significant Subsidiaries.

     The Indenture provides that the Trustee may withhold notice to the holders of the 7% Debentures of any default, except in payment of principal or premium, if any, or interest, including Liquidated Damages, if any, with respect to the 7% Debentures, if the Trustee in good faith considers it in the interest of the holders of the 7% Debentures to do so.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the 7% Debentures then outstanding may declare the principal of, premium, if any, and accrued interest, including Liquidated Damages, if any, on the 7% Debentures to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of Sepracor, the principal of, premium, if any, and accrued interest, including Liquidated Damages, if any, on the 7% Debentures shall automatically become and be immediately due and payable. However, if Sepracor shall cure all defaults, (except the nonpayment of principal of, premium, if any, and interest (including Liquidated Damages, if any) on any of the 7% Debentures which shall have become due by acceleration, and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the 7% Debentures then outstanding.

     The Indenture provides that any payment of principal, premium, if any, or interest, including Liquidated Damages, if any, that is not made when due, whether or not such payment is permitted to be made under the subordination provisions described above, will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the Indenture until the date of payment.

     The holders of a majority in principal amount of the 7% Debentures then outstanding shall have the right to direct in writing the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     The Indenture provides that, subject to certain exceptions, no holder of the 7% Debentures may pursue any remedy under the Indenture unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, and the holders of at least 25% in principal amount of the outstanding 7% Debentures shall have made a written request, and offered reasonable indemnity, to the Trustee to pursue the remedy, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding 7% Debentures a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

Modification of the Indenture

     The Indenture contains provisions permitting Sepracor and the Trustee, with the consent of the holders of a majority in principal amount of the 7% Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the 7% Debentures, except that no such modification shall:

     (1) extend the fixed maturity of any 7% Debenture, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of Sepracor to redeem any 7% Debenture upon the happening of any Fundamental Change in a manner adverse to the holders of the 7% Debentures, impair the right of a holder to institute suit for the payment thereof, change the currency in which the 7% Debentures are payable, impair the right to convert the 7% Debentures into Sepracor common stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the 7% Debentures in a manner adverse to the holders of the 7% Debentures in any material respect, without the consent of each holder of a 7% Debenture so affected or

     (2) reduce the aforesaid percentage of 7% Debentures whose holders are required to consent to any such modification of the Indenture or any such supplemental indenture, without the consent of the holders of all of the 7% Debentures then outstanding.

The indenture also provides for certain modifications of its terms without the consent of the holders of the 7% Debentures.

Registration Rights of the Debentureholders

     Sepracor has filed with the Commission a registration statement, of which this prospectus is a part, covering resales by holders of the 7% Debentures and the common stock issuable upon conversion of the 7% Debentures within 90 days after the closing date of the original issuance of the 7% Debentures. Sepracor has agreed to use reasonable best efforts to keep the shelf registration statement effective until the earlier of:

     (1) the sale pursuant to the shelf registration statement of all the securities registered thereunder or the sale to the public of all securities pursuant to Rule 144 and

     (2) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision, calculated assuming the holder is not an affiliate of Sepracor.

     Sepracor will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 60 days in any 365 day period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Sepracor has agreed to pay predetermined liquidated damages to those holders of 7% Debentures and those holders of common stock issued upon conversion of the 7% Debentures who have requested to sell pursuant to the registration statement if this prospectus is unavailable for a period in excess of that permitted above. Sepracor has further agreed, if such failure to file or unavailability continues for a period of 30 days in excess of that permitted above, to pay predetermined liquidated damages to all holders of 7% Debentures and all holders of Sepracor common stock issued upon conversion of the 7% Debentures, whether or not such holder has requested to sell pursuant to the shelf registration statement.

     A holder who sells the 7% Debentures or the Sepracor common stock issued upon conversion of the 7% Debentures pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in this prospectus, deliver this prospectus to purchasers and be bound by those provisions of the registration rights agreement which are applicable to such holder, including certain indemnification provisions. Sepracor will pay all expenses of the registration statement, provide to each registered holder who has requested to sell pursuant to the shelf registration statement copies of this prospectus, notify each registered holder who has requested to sell pursuant to the shelf registration statement when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the 7% Debentures or the Sepracor common stock.

Information Concerning the Trustee

     The Chase Manhattan Bank, as Trustee under the Indenture, has been appointed by Sepracor as paying agent, conversion agent, registrar and custodian with regard to the 7% Debentures.

            Material United States Federal Income Tax Considerations

     The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the 7% Debentures and of Sepracor common stock into which 7% Debentures may be converted. This summary is not a complete analysis of all the potential tax considerations relating to such considerations.

     This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

     This summary deals only with holders that will hold 7% Debentures and Sepracor common stock into which 7% Debentures may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code). It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold 7% Debentures as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

     This summary discusses the tax considerations applicable to the initial purchasers of the 7% Debentures who purchase the 7% Debentures at their "issue price" as defined in Section 1273 of the Internal Revenue Code and does not discuss the tax considerations applicable to subsequent purchasers of the 7% Debentures. Sepracor has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     We urge investors considering the purchase of debentures to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

United States Holders

     As used in this prospectus, the term "United States Holder" means the beneficial owner of a 7% Debenture or Sepracor common stock that for United States federal income tax purposes is:

     (1)  a citizen or resident of the United States,

     (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

     (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     Payment of Interest

     Interest on a 7% Debenture generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. Sepracor is obligated to pay liquidated damages to holders of the 7% Debentures in certain circumstances described under "Description of Debentures -- Registration Rights of the Debentureholders." Sepracor believes that any such payment should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of such payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the 7% Debentures. Accordingly, any such amounts should be taxable to holders as payments of interest. Sepracor expects that the 7% Debentures will not have original issue discount.

     Sale, Exchange or Redemption of the Debentures

     Upon the sale, exchange or redemption of a 7% Debenture, a United States Holder generally will recognize capital gain or loss equal to the difference between:

     (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and

     (2)  such Holder's adjusted tax basis in the 7% Debenture.

     A United States Holder's adjusted tax basis in a 7% Debenture generally will equal the cost of the 7% Debenture to such Holder, less any principal payments received by such Holder. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

     Constructive Dividends on Debentures

     If at any time:

     (1) Sepracor makes a distribution of cash or property to its stockholders or purchases common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of Sepracor, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the 7% Debentures is increased, or

     (2) the Conversion Rate of the 7% Debentures is increased at the discretion of Sepracor,

such increase in Conversion Rate may be deemed to be the payment of a taxable dividend to United States Holders of 7% Debentures pursuant to Section 305 of the Internal Revenue Code. Such Holders of 7% Debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Conversion of the Debentures

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a 7% Debenture into Sepracor common stock, except with respect to cash received in lieu of a fractional share of Sepracor common stock. Such Holder's tax basis in the Sepracor common stock received on conversion of a 7% Debenture will be the same as such Holder's adjusted tax basis in the 7% Debenture at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the Sepracor common stock received on conversion will generally include the holding period of the 7% Debenture converted.

     Cash received in lieu of a fractional share of Sepracor common stock upon conversion will be treated as a payment in exchange for the fractional share of Sepracor common stock. Accordingly, the receipt of cash in lieu of a fractional share of Sepracor common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share.

     Dividends on Common Stock

     The amount of any distribution by Sepracor in respect of the Sepracor common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of Sepracor's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Sepracor common stock and thereafter as gain from the sale of exchange of such stock.

     In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of Sepracor's stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate United States Holder that owns 20% or more of the voting power and value of Sepracor's stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     Sale of Common Stock

     Upon the sale or exchange of Sepracor common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between:

     (1) the amount of cash and the fair market value of any property received upon the sale or exchange and

     (2)  such Holder's adjusted tax basis in the Sepracor common stock.

Such capital gain or loss will be long-term if the United States Holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A United States Holder's basis and holding period in Sepracor common stock received upon conversion of a 7% Debenture are determined as discussed above under "Conversion of the Debentures."

     Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a 7% Debenture, payments of dividends on Sepracor common stock, payments of the proceeds of the sale of a 7% Debenture and payments of the proceeds of the sale of Sepracor common stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

     (1) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding,

     (2) the IRS notifies the payor that the TIN furnished by the payee is incorrect,

     (3) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

     (4) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

     As used herein, the term "Non-United States Holder" means any beneficial owner of a 7% Debenture or Sepracor common stock that is not a United States Holder.

     Payment of Interest

     Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a 7% Debenture by Sepracor or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder:

     (1) does not actually or constructively own, pursuant to the conversion feature of the 7% Debentures or otherwise, 10% or more of the combined voting power of all classes of stock of Sepracor entitled to vote,

     (2) is not a controlled foreign corporation related to Sepracor actually or constructively through stock ownership,

     (3) is not a bank which acquired the 7% Debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and

     (4) either (a) provides a Form W-8, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to Sepracor or its agent under penalties of perjury in which it certifies that a Form W-8, or a suitable substitute, has been received by it from the Non-United States Holder or qualifying intermediary and furnishes Sepracor or its agent with a copy thereof.

     Treasury Regulations, which are effective for payments made after December 31, 1999, provide alternative methods for satisfying the certification requirements described in clause (4) above. Generally, any certification provided on a Form W-8 that is validly in effect prior to January 1, 2000 will be treated as a valid certification until it expires under the Treasury Regulations or, if earlier, until December 31, 2000. Accordingly, the alternative methods of satisfying the certification requirements will generally not be effective until January 1, 1999, and subsequent years.

     Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor. The Form 4224 is replaced with the Form W- 8 for payments made after December 31, 1999.

     Sale, Exchange or Redemption of the Debentures

     A Non-United States Holder of a 7% Debenture will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the 7% Debenture, including the receipt of cash in lieu of fractional shares upon conversion of a 7% Debenture into Sepracor common stock, unless:

     (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder,

     (2) in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

     (3) the Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

     Conversion of the Debentures

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a 7% Debenture into Sepracor common stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a 7% Debenture where any of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Debentures" is satisfied.

     Sale or Exchange of Common Stock

     A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of Sepracor common stock unless any of the conditions described above under "Non-United States Holder -- Sale, Exchange or Redemption of the Debentures" is satisfied.

     Dividends

     Distributions by Sepracor with respect to the Sepracor common stock that are treated as dividends paid, or deemed paid, as described above under "United States Holders -- Dividends; -- Constructive Dividends" to a Non-United States Holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 to the payor. The Form 4224 is replaced with the Form W-8 for payments made after December 31, 1999.

     Under currently applicable Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations applicable for payments made after December 31, 1999, however, Non-United States Holders of Sepracor common stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements.


     Death of a Non-United States Holder

     A 7% Debenture held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of Sepracor entitled to vote, and provided that, at the time of death, payments with respect to such 7% Debenture would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

     Sepracor common stock actually or beneficially held by an individual who is a Non-United States Holder at the time of his or her death, or previously transferred subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

     Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to payments on a 7% Debenture to a Non-United States Holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

     Information reporting requirements and backup withholding tax, will not apply to any payment of the proceeds of the sale of a 7% Debenture, or any payment of the proceeds of the sale of Sepracor common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations); unless such broker:

     (1)  is a United States person,

     (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

     (3) is a controlled foreign corporation for United States federal income tax purposes.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2) or (3) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the 7% Debenture provides the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on Sepracor common stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury Regulations apply to dividend payments made after December 31, 1998.

     United States Real Property Holding Corporations

     The discussion of the United States taxation of Non-United States Holders of 7% Debentures and Sepracor common stock assumes that Sepracor is at no time a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. Under present law, Sepracor would not be a United States real property holding corporation so long as [(a)] the fair market value of its United States real property interests is less than [(b)] 50% of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, and its other assets which are used or held or use in a trade or business. Sepracor believes that it is not a United States real property holding corporation and does not expect to become such a corporation.

     If Sepracor becomes a "United States real property holding corporation," gain recognized on a disposition of 7% Debentures or Sepracor common stock would be subject to United States federal income tax unless:

     (1) the Sepracor common stock is "regularly traded on an established securities market" within the meaning of the Internal Revenue Code and

     (2) either (a) the Non-United States Holder disposing of Sepracor common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the Sepracor common stock, or (b) in the case of a disposition of 7% Debentures, the Non-United States Holder did not own, actually or constructively, 7% Debentures which, as of any date on which such holder acquired 7% Debentures, had a fair market value greater than that of 5% of the Sepracor common stock.

                             Selling Securityholders

     The 7% Debentures were originally purchased from Sepracor on December 15, 1998. The initial purchasers of the 7% Debentures have advised Sepracor that the 7% Debentures were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the 7% Debentures and/or shares of Sepracor common stock issuable upon conversion of the 7% Debentures pursuant to this prospectus.

     The 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures have been registered pursuant to the registration rights agreement. Pursuant to the registration rights agreement, Sepracor is required to file a registration statement with regard to the 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures within 90 days of the date of original issuance of the 7% Debentures. Sepracor is also required to keep such registration statement effective until the earlier of:

     (1) the sale pursuant to the registration statement of all the securities registered pursuant to the registration rights agreement thereunder, and

     (2) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision.

The selling securityholders may choose to sell 7% Debentures and/or shares of Sepracor common stock issuable upon conversion of the 7% Debentures from time to time. See "Plan of Distribution."

     The following table sets forth:

     (1) the name of each selling securityholder who has provided Sepracor with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of 7% Debentures and/or shares of Sepracor common stock issuable upon conversion of the 7% Debentures pursuant to the registration statement,

     (2) the principal amount of 7% Debentures and the number of shares of Sepracor common stock issuable upon conversion of the 7% Debentures which they may sell from time to time pursuant to the registration statement, and

     (3) the amount of outstanding 7% Debentures and Sepracor common stock beneficially owned by the selling securityholder prior to the offering (assuming no conversion of the 7% Debentures).

     No selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with Sepracor or Sepracor's affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the 7% Debentures and shares of Sepracor common stock issuable upon conversion of the 7% Debentures. Accordingly, no estimate can be given as to the amount or percentage of 7% Debentures or Sepracor common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their 7% Debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.


                                                          Amount of 7%                                   Shares of
                                   Amount of 7%            Debentures                                  Common Stock
                                 Debentures that          Owned Before         Shares That May         Owned Before
            Name                   May be Sold              Offering              be Sold(1)             Offering
-------------------------        ---------------          ------------         ---------------         ------------
Aloha Airlines Non-
Pilots Pension Trust                  $185,000               $185,000                  1,481                  0

Aloha Airlines Pilots
Retirement Trust                       100,000                100,000                    800                  0

Aloha Airlines Non-
Pilots Pension Trust                   185,000                185,000                  1,481                  0

Amoco Corporation
Mater Trust for
Employee Pension
Plans                                  962,000                962,000                  7,703                  0

Arkansas Teachers
Retirement                           3,605,000              3,605,000                 28,868                  0

Associated Electric
& Gas Services
Limited                              1,200,000              1,200,000                  9,609                  0

Baptist Health of
South Florida                          368,000                368,000                  2,946                  0

Bear Stearns & Co.                   4,000,000              4,000,000                 32,032                  0

Boston Museum of
Fine Arts                              255,000                255,000                  2,042                  0

CA Public Employees'
Retirement System                    4,000,000              4,000,000                 32,032                  0

Castle Convertible
Fund, Inc.                             250,000                250,000                  2,002                  0

C&H Sugar Company,
Inc.                                   250,000                250,000                  2,002                  0

Capital Market
Transactions Inc.                    4,000,000              4,000,000                 32,032                  0

Delaware PERS                        1,375,000              1,375,000                 11,011                  0

Dunham & Associates
III                                    216,000                216,000                  1,729                  0

Engineers Joint
Pension Fund                           694,000                694,000                  5,557                  0

Greyhound Lines                        100,000                100,000                    800                  0

Hamilton Partners
Limited                              2,000,000              2,000,000                 16,016                  0

Hawaiian Airlines
Employees Pension
Plan - IAM                             155,000                155,000                  1,241                  0

Hawaiian Airlines
Pension Plan for
Salaried Employees                      40,000                 40,000                    320                  0

Hawaiian Airlines
Pilots Retirement Plan                 240,000                240,000                  1,921                  0

Highbridge Capital
Corporation                          7,000,000              7,000,000                 56,056                  0


Hotel Union & Hotel
Industry of Hawaii                     290,000                290,000                  2,322                  0

ICI American
Holdings Trust                         585,000                585,000                  4,684                  0

Jackson Investment                   2,000,000              2,000,000                 16,016                  0
Fund Ltd.

Jeffries & Company
Inc.                                     8,000                  8,000                     64                  0

J.M. Hull Associates,
L.P.                                   250,000                250,000                  2,002                  0

Julius Baer Securities                 675,000                675,000                  5,405                  0

Kapiolani Health                        50,000                 50,000                    400                  0

Kapiolani Medical
Center                                 340,000                340,000                  2,722                  0

LDG Limited                            250,000                250,000                  2,002                  0

Lincoln National
Convertible Securities
Fund                                 1,000,000              1,000,000                  8,008                  0

Mag & Co., as
Nominee for Fidelity
Financial Trust:
Fidelity Convertible
Securities(2)                        5,000,000              5,000,000                 40,040                  0

MainStay Convertible
Fund                                 3,000,000              3,000,000                 24,024                500

Minnesota Power Inc.                     2,000                  2,000                     16                  0

Morgan Stanley
Dean Witter                         30,000,000             30,000,000                240,240                  0

Nalco Chemical
Company                                315,000                315,000                  2,522                  0

Nicholas Applegate
Convertible Fund                     6,920,000              6,920,000                 55,415                  0

Paloma Securities LLC                  250,000                250,000                  2,002                  0

Paloma Strategic
Securities Limited                     250,000                250,000                  2,002                  0

Pell Rudman Trust
Co., N.A.                            1,375,000              1,375,000                 11,011                  0

Pepperdine University
PoolA#1                                 95,000                 95,000                    760                  0

Physicians Life                        640,000                640,000                  5,125                  0

Queens Health Plan                      65,000                 65,000                    520                  0

San Diego City
Retirement                           1,942,000              1,942,000                 15,551                  0

S.G. Cowen Securities
Corporation                          3,000,000              3,000,000                 24,024                  0

San Diego County
Convertible                          5,649,000              5,649,000                 45,237                  0

Southern Farm Bureau
Life Insurance - FRIC                  875,000                875,000                  7,007                  0

Starvest Combined
Portfolio                              250,000                250,000                  2,002                  0

State of Oregon Equity               7,050,000              7,050,000                 56,456                  0

TQA Arbitrage Fund,
L.P.                                 1,150,000              1,150,000                  9,209                  0

TQA Leverage Fund,
L.P.                                 1,800,000              1,800,000                 14,414                  0

TQA Vantage Fund,
Ltd.                                 4,200,000              4,200,000                 33,633                  0

TQA Vantage Plus
Fund, Ltd.                             500,000                500,000                  4,004                  0

Tracor Inc., Employee
Retirement Plan                        145,000                145,000                  1,161                  0

Transamerica
Insurance Corporation
of California                        3,000,000              3,000,000                 24,024                  0

Transamerica Life
Insurance & Annuity
Company                             12,000,000             12,000,000                 96,096                  0

Viacom Pension Plan
Master Trust                            50,000                 50,000                    400                  0

Wake Forest
University                           1,515,000              1,515,000                 12,132                  0

Zeneca Holdings Trust                  585,000                585,000                  4,684                  0

Unknown(3)                         171,749,000            171,749,000              1,375,367                  0

-----------------
(1) Assumes conversion of full amount of the 7% Debentures held by such holder at the initial rate of $124.875 in principal amount of the 7% Debentures per share of Sepracor common stock.

(2) The entity is either an investment company or portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company, or FMR Co. FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. owns 10.34% of Sepracor's outstanding common stock. FMR Co. is a wholly owned subsidiary of FMR Corp., a Massachusetts corporation.

(3) Certain of the 7% Debentures are currently evidenced by a global 7% Debenture which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee. Therefore, Sepracor is unable to provide the names of the remaining selling stockholders.

     If, after the date of this prospectus, a securityholder notifies Sepracor pursuant to the registration rights agreement of its intent to dispose of 7% Debentures pursuant to the registration statement, Sepracor may supplement this prospectus to include that information.


                              Plan Of Distribution

     Sepracor is registering the 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures to permit public secondary trading of such securities by the holders from time to time after the date of this prospectus. Sepracor has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures covered by this prospectus.

     Sepracor will not receive any of the proceeds from the offering of the 7% Debentures or the shares of Sepracor common stock issuable upon conversion of the 7% Debentures by the selling securityholders. The 7% Debentures and shares of Sepracor common stock issuable upon conversion of the 7% Debentures may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures may be sold:

     o    in one or more transactions at fixed prices,

     o    at prevailing market prices at the time of sale,

     o    at varying prices determined at the time of sale, or

     o    at negotiated prices.

     Such sales may be effected in transactions (which may involve crosses or block transactions):

     o on any national securities exchange or quotation service on which the 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures may be listed or quoted at the time of sale,

     o    in the over-the-counter market,

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

     o    through the writing of options.

     In connection with sales of the 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures or otherwise, any selling securityholder may:

     (1) enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures in the course of hedging the positions they assume,

     (2) sell short and deliver 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures to close out such short positions, or

     (3) loan or pledge 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures to broker-dealers that in turn may sell such securities.

     The outstanding common stock is publicly traded on Nasdaq. The initial purchasers of the 7% Debentures have advised Sepracor that certain of the initial purchasers are making and currently intend to continue making a market in the 7% Debentures; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the initial purchasers. Sepracor does not intend to apply for listing of the 7% Debentures on Nasdaq or any securities exchange. Accordingly, Sepracor cannot assure that any trading market will develop or have any liquidity. See "Risk Factors -- Absence of Public Market; Transfer Restrictions."

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the 7% Debentures or the shares of Sepracor common stock issuable upon conversion of the 7% Debentures may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the 7% Debentures or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the 7% Debentures or shares of Sepracor common stock issuable upon conversion of the 7% Debentures described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein.

     Sepracor originally sold the 7% Debentures to the initial purchasers in December 1998 in a private placement. We agreed to indemnify and hold the initial purchasers of the 7% Debentures harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the 7% Debentures by their initial purchasers. The registration rights agreement provides for Sepracor and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     Sepracor agreed pursuant to the registration rights agreement to use its best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

     (1) the sale pursuant to the registration statement of all the securities registered pursuant to the registration rights agreement thereunder and

     (2) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision.

     The registration rights agreement provides that Sepracor may suspend the use of this prospectus in connection with sales of 7% Debentures and shares of Sepracor common stock issuable upon conversion of the 7% Debentures by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Sepracor will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                  Legal Matters

     The validity of the 7% Debentures and the shares of Sepracor common stock issuable upon conversion of the 7% Debentures offered hereby will be passed upon for Sepracor by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

                                     Experts

     The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants. In that report, that firm states that with respect to one subsidiary its opinion is based on the report of other independent public accountants, namely Arthur Andersen LLP. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing.

                   Additional Filings and Company Information

     We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     Our common stock is traded on the Nasdaq National Market and, therefore, the information we file with the Commission may also be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the 7% Debentures and shares of Sepracor common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the 7% Debentures and shares of Sepracor common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Sepracor, the 7% Debentures and the shares of Sepracor common stock being registered.

                       Where You Can Find More Information

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Sepracor and its finances.

     (1)  Annual Report on Form 10-K for the year ended December 31, 1998;

     (2) The description of the Sepracor common stock contained in our Registration Statement on Form 8-A dated July 16, 1991 registering the Sepracor common stock under Section 12(g) of the Exchange Act.

     We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

                  Sepracor Inc.
                  Attention:  Chief Financial Officer
                  111 Locke Drive
                  Marlborough, MA  01752
                  Telephone:  (508) 481-6700

                              ---------------------

           Cautionary Statement Concerning Forward-looking Information

     Certain statements in this prospectus and in the documents incorporated by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform

Act of 1995. These statements are subject to risks and uncertainties and are based on beliefs and assumptions of Sepracor, based on information currently available to each company's management. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results may vary materially from those we express in such forward looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors".

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholders for brokerage fees, selling commissions, underwriting discounts and selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange                            $ 83,400
Commission........................................

Nasdaq Listing Fee................................                17,500

Legal fees and expenses of the                                    40,000
Company...........................................

Accounting fees and expenses......................                41,000

Printing expenses.................................                32,700

Total Expenses....................................              $214,600
                                                                =========

Item 15.  Indemnification of Directors and Officers.

     Article NINTH of the Registrant's Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") provides that no director of the Registrant shall be liable for any breach of a fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware (the "DGCL") prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article THIRTEENTH of the Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, he is required to be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that the is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Board of Directors or independent legal counsel determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Board of Directors or independent legal counsel that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereto.

     Article THIRTEENTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 16.  List of Exhibits.

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

5      Opinion of Hale and Dorr LLP.

23.1   Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

23.2   Consent of PricewaterhouseCoopers LLP.

23.3   Consent of Arthur Andersen LLP.

24     Power of Attorney, included on page II-5 of this Registration Statement.

25     Statement of Eligibility of the Trustee on Form T-1.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

       provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlborough, Commonwealth of Massachusetts, on this 31st day of March 1999.


                                       SEPRACOR INC.



                                       By: /s/  TIMOTHY J. BARBERICH
                                           -------------------------------------
                                           Timothy J. Barberich
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY

     We, the undersigned officers and directors of Sepracor Inc., hereby severally constitute Timothy J. Barberich, David P. Southwell and Mark G. Borden, Esq., and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sepracor Inc. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                                     Title                                         Date
---------                                     -----                                         ----

 /s/ TIMOTHY J. BARBERICH                     President; Chief Executive Officer and        March 31, 1999
------------------------------------          Director (Principal Executive Officer)
Timothy J. Barberich


 /s/ DAVID P. SOUTHWELL                       Executive Vice President; Chief               March 31, 1999
------------------------------------          Financial Officer (Principal Financial
David P. Southwell                            Officer)


 /s/ ROBERT F. SCUMACI                        Senior Vice President, Finance and            March 31, 1999
------------------------------------          Administration and Treasurer
Robert F. Scumaci                             (Principal Accounting Officer)


 /s/ JAMES G. ANDRESS                         Director                                      March 31, 1999
------------------------------------
James G. Andress


 /s/ DIGBY W. BARRIOS                         Director                                      March 31, 1999
------------------------------------
Digby W. Barrios


 /s/ ROBERT J. CRESCI                         Director                                      March 31, 1999
------------------------------------
Robert J. Cresci


                                              Director                                      March __, 1999
------------------------------------
Robert F. Johnston


 /s/ KEITH MANSFORD, PH.D.                    Director                                      March 31, 1999
------------------------------------
Keith Mansford, Ph.D.


 /s/ JAMES F. MRAZEK                          Director                                      March 31, 1999
------------------------------------
James F. Mrazek


 /s/ ALAN A. STEIGROD                         Director                                      March 31, 1999
------------------------------------
Alan A. Steigrod

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------

5                 Opinion of Hale and Dorr LLP.

23.1 Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

23.2              Consent of PricewaterhouseCoopers LLP.

23.3              Consent of Arthur Andersen LLP.

24                Power of Attorney, included on page II-5 of this Registration
                  Statement.

25                Statement of Eligibility of the Trustee on Form T-1.